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                          May 31, 2024

       Brian Hylander, Esq.
       Vice President, General Counsel and Secretary
       IPALCO Enterprises, Inc.
       One Monument Circle
       Indianapolis, Indiana 46204

                                                        Re: IPALCO Enterprises,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 28, 2024
                                                            File No. 333-279741

       Dear Brian Hylander:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
S. Levenberg at 202-551-3707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Joseph S. Payne, Esq.,
of Davis Polk & Wardwell LLP